Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

2,720,000 Units
Capped Leveraged Index Return Notes®
Linked to the Stowe Global Coal Index℠ due February 26, 2010
$10 principal amount per unit
Term Sheet No. 3086

Merrill Lynch & Co., Inc.

Pricing Date	*August 28, 2008*
Settlement Date	*September 9, 2008*
Maturity Date	*February 26, 2010*
CUSIP No.	*59023V787*

Capped Leveraged Index Return Notes®

- *200% leveraged upside exposure to increases in the level of the Stowe Global Coal Index℠ (the "Index"), subject to a cap of 38.6%*
- *A maturity of approximately 18 months*
- *1-to-1 downside exposure to decreases in the level of the Index in excess of a Threshold Value with up to 85% of the principal amount at risk*
- *No periodic interest payments*
- *No listing on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement LIRN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$27,200,000
Underwriting discount (1)	$.20	$544,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$26,656,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Merrill Lynch & Co., Inc.

"Stowe Global Indexes, LLCSM”, “STOWE GLOBAL COAL INDEXSM”, “STOWESM”, are service marks of Stowe Global Indexes, LLC and have been licensed for use by Merrill Lynch & Co., Inc. The Notes are not sponsored, endorsed, sold or promoted by Stowe Global Indexes, LLC and Stowe Global Indexes, LLC makes no representation regarding the advisability of investing in the Notes.

“Standard & Poor’s®” and “S&P®” are registered trademarks of The McGraw-Hill Companies, Inc.; “Calculated by S&P Custom Indices” and its related stylized mark are service marks of The McGraw-Hill Companies, Inc. These marks have been licensed for use by Stowe Global Indexes, LLC.

Merrill Lynch & Co.

August 28, 2008

Summary

The Capped Leveraged Index Return Notes® Linked to the Stowe Global Coal IndexSM due February 26, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that provide a leveraged return for investors, subject to a cap, if the level of the Stowe Global Coal IndexSM (the “Index”) increases moderately from the Starting Value of the Index, determined on August 28, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and be willing to accept a return that is capped or a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Participation Rate of 200% and the Capped Value of 38.6%. The green line reflects the hypothetical returns on the Notes, while the gray dashed-line reflects the return of a hypothetical direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations (rounded to two decimal places), including the Starting Value of 6,247.06, the Capped Value of $13.86 and the Participation Rate of 200%.

Example 1—The hypothetical Ending Value is 70% of the Starting Value and less than the Threshold Value:

Starting Value: 6,247.06

Hypothetical Ending Value: 4,372.94

Threshold Value: 5,310.00

$10 +	($10 ×	(4,372.94 – 5,310.00)	× 100%	)	= $8.50
6,247.06

Payment at maturity (per unit) = $8.50

Example 2—The hypothetical Ending Value is 95% of the Starting Value and greater than the Threshold Value:

Starting Value: 6,247.06

Hypothetical Ending Value: 5,934.71

Threshold Value: 5,310.00

Payment at maturity (per unit) = $10.00

If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount per unit will equal the $10 Original Public Offering Price.

Example 3—The hypothetical Ending Value is equal to 105% of the Starting Value:

Starting Value: 6,247.06

Hypothetical Ending Value: 6,559.41

$10 +	($10 ×	(6,559.41 – 6,247.06)	× 200%	)	= $11.00
6,247.06

Payment at maturity (per unit) = $11.00

Example 4—The hypothetical Ending Value is 130% of the Starting Value:

Starting Value: 6,247.06

Hypothetical Ending Value: 8,121.18

$10 +	($10 ×	(8,121.18 – 6,247.06)	× 200%	)	= $16.00
6,247.06

Payment at maturity (per unit) = $13.86        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 6,247.06, the Threshold Value of 5,310.00 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit of the Notes;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.67% per annum, as more fully described below.

The table below reflects the Participation Rate of 200% and the Capped Value of $13.86.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
3,123.53	-50.00%	$6.50	-35.00%	-27.36%	-41.31%
3,748.24	-40.00%	$7.50	-25.00%	-18.72%	-31.23%
4,372.94	-30.00%	$8.50	-15.00%	-10.80%	-22.19%
4,997.65	-20.00%	$9.50	-5.00%	-3.47%	-13.96%
5,310.00 (3)	-15.00%	$10.00	0.00%	0.00%	-10.10%
5,622.35	-10.00%	$10.00	0.00%	0.00%	-6.38%
5,934.71	-5.00%	$10.00	0.00%	0.00%	-2.79%
6,122.12	-2.00%	$10.00	0.00%	0.00%	-0.70%
6,247.06 (4)	0.00%	$10.00	0.00%	0.00%	0.67%
6,372.00	2.00%	$10.40	4.00%	2.70%	2.03%
6,559.41	5.00%	$11.00	10.00%	6.62%	4.02%
6,871.77	10.00%	$12.00	20.00%	12.85%	7.27%
7,496.47	20.00%	$13.86 (5)	38.60%	23.59%	13.49%
8,121.18	30.00%	$13.86	38.60%	23.59%	19.38%
8,745.88	40.00%	$13.86	38.60%	23.59%	24.98%
9,370.59	50.00%	$13.86	38.60%	23.59%	30.32%

(1)	The pretax annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from September 9, 2008 to February 26, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 0.67% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Threshold Value.

(4)	This is the Starting Value.

(5)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $13.86.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Your return may be affected by factors affecting international securities markets.

▪	Exchange rate movements may impact the value of the Notes.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Additional Risk Factor

The stocks included in the Index are concentrated in one industry

All of the stocks included in the Index are issued by companies in the coal industry. As a result, the stocks that will determine the performance of the Notes are concentrated in one industry. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks included in the Index, the return on an investment in the Notes will be subject to certain risks associated with direct equity investments in the coal industry.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 38.6%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The following definition replaces the definition of “Market Measure Business Day” set forth in product supplement LIRN-4: “A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”), the American Stock Exchange and the Nasdaq Stock Market (or any successor to the foregoing exchanges) are open for trading and (2) the Market Measure or any successor thereto is calculated and published.”

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosure contained in this term sheet regarding the Stowe Global Coal IndexSM (the “Index”) including, without limitation, its make-up, method of calculation and changes in components, has been derived from publicly available information prepared by Stowe Global Indexes, LLC. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index is a modified capitalization weighted, float adjusted composite equity index designed to serve as a benchmark for globally traded stocks of public companies which are “principally engaged” in the coal industry. For the purposes of the Index, a “principally engaged” company must generate more than 50% of its total revenues from activities directly related to coal. The Index is predominantly comprised of public companies engaged in coal mining and production. In addition, a limited number of companies engaged in the manufacture of coal mining equipment, coal transportation, and coal technology (e.g. coal to liquid) are also included. The Index was given a value of 2,000 on its inception date of January 1, 2005. The Index is calculated in U.S. dollars and disseminated on Bloomberg, L.P. under the ticker symbol: “COAL”.

The Index contains stocks from a universe of equity securities traded on recognized stock exchanges in the Americas, Europe, Middle East & Africa and Asia/Pacific, based on a set of objective screening criteria. The selection criteria include requirements such as industry participation, primary exchange listing, minimum capitalization (adjusted for free float), minimum price and minimum average daily trading volume. A modified capitalization methodology, adjusted for free float, is used to weight the eligible stocks, subject to certain capping process. For capitalization weighting purposes, principally engaged companies are weighted based upon their full market capitalization, adjusted for free float.

Index Composition

Only companies that meet the following eligibility criteria may be considered for inclusion in the Index:

▪

the company has been classified by the Index Committee (the “Committee”) as being principally engaged in the coal industry (more than 50% of gross revenues derived from business directly related to coal);

▪

the company’s stock must trade on a recognized stock exchange. Only actual common shares outstanding are eligible for inclusion. For companies with multiple share classes, the eligibility of each share class will be considered based upon overall liquidity (average daily trading volume) as if each represented a separate company;

▪

the company’s stock is determined at Index inception, and is revised with each quarterly reconstitution, to reflect current market levels. The minimum capitalization value for any stock must be greater than US$200 million, or the equivalent amount in its listing currency. The minimum free float value for any stock must be greater than US$100 million, or the equivalent amount in its listing currency;

▪

a company whose float-adjusted capitalization falls below 50% of the minimum requirement on the date of the quarterly reconstitution shall be removed from the Index after the close on the effective date of the reconstitution;

▪	companies with turnover (shares traded × share price) of less than US$1 million per day for the three months prior to a rebalancing date shall not be eligible for inclusion in the Index; and

▪

if a company has been trading for fewer than three calendar months (a “Recent IPO Company”) but more than 22 trading days, the company’s average daily share volume for its entire trading history shall be used to calculate average daily turnover, which shall then be multiplied by the full number of trading days in the quarter. Such companies may be added to the Index on any rebalancing date at the discretion of the Committee. Recent IPO Companies in non-U.S. jurisdictions may be added only after meeting relevant U.S. regulations with respect qualifications for U.S. ownership.

Index Component Weightings

All component companies of the Index (the “Index Components”) are assigned weights based upon their respective market capitalizations, adjusted for free float. Any Index Component with an initial weight in excess of 20% of the total weight of the Index shall be capped at 20% and the excess weight shall be redistributed across all other Index Components in the Index in proportion to their respective weights in the Index, less the weight of the capped Index Component.

The top five Index Components in the Index shall then be equally weighted at 8% each and the excess weight shall be redistributed across all other Index Components in the Index in proportion to their respective weights in the Index, less the 40% of the Index weight representing the capped companies. The next five Index Components in the Index shall then be equally weighted at 4.5% each and the excess weight shall be redistributed across all other Index Components in proportion to their respective weights in the Index, less the 22.5% of the Index weight representing the capped Index Components. Each Index Component that is not in the top ten of the Index shall be capped at 4% and the excess weight shall be distributed across all other Index Components in proportion to their respective weights in the Index, less the weight of the capped Index Component.

Computation of the Index

The Index is calculated externally by Standard & Poor’s (“S&P”). S&P is responsible for maintenance and price dissemination of the Index. The Committee, or its designee, will submit to S&P a comprehensive list of candidates for possible inclusion in the Index at the close of the Index on the Monday following the third Friday of the month prior to the rebalancing month. S&P will use the criteria set forth above to statistically screen the list of candidates for additions and deletions to the Index.

On the first Friday of the rebalancing month, S&P shall provide the Committee, or its designee, with a list of Index Component changes to the Index. The Committee shall approve or reject the changes and notify S&P of its decisions on the Wednesday following the first Friday of the rebalancing month.

S&P will provide final share weights to the Committee or its designee on the Wednesday preceding the third Friday of the rebalancing month. Weights will be based on prices as of the close of trading on the preceding Tuesday. S&P will be responsible for the dissemination of all information regarding changes to the Index prior to the opening of the Index on the next business day following the rebalancing date.

The effective date of the rebalancing will be the third Friday of the rebalancing month. S&P will post all final rebalancing data and information prior to the open of the Index on the next business day following the rebalancing date. Calculation of the Index will commence at approximately 6 pm EST on the Sunday following the rebalancing date using the final rebalancing data. All rebalancing data will be made available on the Index’s website prior to the open of the Index on the next business day following the rebalancing date.

Calculation of Index Levels

S&P will calculate the level of the Index using price data on each reported trade it receives on each Index Component. S&P will distribute Index levels to vendors at set 15-second intervals, provided the Index level has changed from the previously distributed value.

The Index calculations for the next trading day (the opening price) will start at 6:00 pm EST. At that time, the Index will begin changing as new prices or exchange rates are processed. Index calculation will cease each trading day at 5:00 pm EST and official summaries (the closing price) will be disseminated between 5:00 pm EST and 7:00 pm EST.

Each week, the Index will be calculated starting Sunday night at 6:00 pm EST through Friday night at 5:00 pm EST. If, during periods when the Index is calculated, one or more exchanges on which any of the Index Components trade are closed, calculation of the Index will continue using the last closing price for those stocks that trade on such closed exchanges. Stocks denominated in foreign currencies will be converted to United States dollars with each reported price using exchange rates derived from Reuters Group PLC. Official closing prices for the Index will be calculated using the WM Rates (4 pm London fixing).

Index Maintenance

In addition to the scheduled quarterly reviews, the Index is reviewed on an ongoing basis by the Committee. Changes in the composition of and related weight adjustments to the Index are necessary whenever there are extraordinary events such as delisting, bankruptcy, extreme financial distress, mergers, takeovers, stock splits, spin-offs and tenders involving an Index Component. In these cases, each event will be taken into account as soon as it is effective. In the event a significant Index Component is affected by any of the above corporate actions, a rebalancing of the Index will be at the discretion of the Committee or its designee. Whenever possible, changes in the Index Components will be announced at least two business days prior to their implementation date.

Quarterly, the Committee will be responsible for maintaining a comprehensive list of companies that are principally engaged in the business segment and such list will form the universe of stocks from which the Index is developed. Impartial selection criteria will then be applied to these stocks to determine whether or not they are to be included in the Index.

The Committee will then review the stocks to be included in the Index and may reject any stock that it believes does not meet its overall standards for risk and sound business practice. The Committee will meet quarterly, either in person or via teleconference, to discuss Index issues and organize the quarterly rebalancings. The Committee will consist of at least three members and its composition may from time to time be changed to reflect changes in market conditions.

Index Changes.    Shares outstanding totals for Index Components are determined during the quarterly review. However, if the number of float-adjusted shares outstanding for an Index Component changes by more than 5% due to a corporate action, the shares outstanding total for such Index Component will be adjusted immediately after the close of trading on the date of the event. Whenever possible, changes will be announced at least two business days prior to its implementation. The effective date for changes in shares outstanding due to stock dividends, splits and other corporate actions are adjusted at the discretion of the Committee.

Index Reconstitutions.    The Index is reconstituted quarterly, whereby the Committee submits to S&P a candidate list of all identifiable companies worldwide that are principally engaged in the coal industry including current Index Components and Recent IPO Companies. All candidates and current Index Components are screened against the Index selection criteria described above and additions to, and deletions from, the Index are determined. Once the Committee has approved of such additions and deletions, the Index is reconstituted and rebalanced to reflect all changes.

Additions and Deletions.    Additions to the Index are made at the close of trading on the quarterly reconstitution dates (the third Friday of the last month of each calendar quarter). Deletions to the Index are made i) at the close of trading on the quarterly reconstitution dates (the third Friday of the last month of each calendar quarter) for Index Components that fail to meet the inclusion criteria and ii) at the close of trading two business days before the effective date of the relevant corporate action, in the event an Index Component is de-listed, files for bankruptcy, is acquired or merges with another company. In certain instances in which a corporate action is pending but has a high probability of occurring, the Committee may delete an Index Component at its discretion upon two days notice.

Below is a list of the Index Components comprising the Index as of June 23, 2008.

Company Name	Ticker	Country	Group	Weight(%)
Peabody Energy	BTU	United States	Coal Miner	8.40
CONSOL Energy Inc.	CNX	United States	Coal Miner	8.21
Arch Coal	ACI	United States	Coal Miner	8.02
BUMI RESOURCES	PBMRF	Indonesia	Coal Miner	8.00
China Shenhua Energy Co -H	CUAEF	China	Coal Power Generation	7.45
Massey Energy Company	MEE	United States	Coal Miner	4.93
Bucyrus International Inc-A	BUCY	United States	Equipment	4.45
Alpha Natural Resources Inc	ANR	United States	Coal Miner	4.41
China Coal Energy	CCOZF	China	Coal Miner	4.20
Joy Global Inc.	JOYG	United States	Equipment	4.18
Walter Industries Inc	WLT	United States	Alternative	4.10
Patriot Coal Corporation	PCX	United States	Coal Mining Services	3.17
Foundation Coal Holdings Inc	FCL	United States	Coal Miner	3.14
Banpu Public Co Ltd	BNPMF	Thailand	Coal Miner	3.09
Yanzhou Coal Mining-H	YZCHF	China	Coal Miner	2.76
Macarthur Coal Limited	MACDF	Australia	Coal Miner	1.63
Exxaro Resources Ltd	EXXAF	South Africa	Coal Miner	1.62
International Coal Group Inc	ICO	United States	Coal Miner	1.61
Centennial Coal Company Limited	CCOAF	Australia	Coal Miner	1.56
Felix Resources Limited	FLRFF	Australia	Coal Miner	1.53
Riversdale Mining Limited	RFLMF	Australia	Coal Miner	1.44
James River Coal Co Com New	JRCC	United States	Coal Mining Services	1.22
TAMBANG BATUBARA BUKIT ASAM	PBATF	Indonesia	Coal Miner	1.19
Hidili Industry Intl Develop	1393	China	Coal Mining Services	1.16
UK COAL PLC	UKCLF	Britain	Coal Miner	1.06
Straits Asia Resources	SSGDF	Singapore	Coal Miner	1.05
New Hope Corporation Limited	NHPEF	Australia	Coal Miner	0.90
Western Canadian Coal Corporation	WXJXF	Canada	Coal Miner	0.85
Indo Tambangraya Megah PT	ITMG	Indonesia	Coal Miner	0.77
Fushan International Energy Group Ltd	639	Hong Kong	Coal Miner	0.63
Gloucester Coal Limited	GCRLF	Australia	Coal Power Generation	0.54
Whitehaven Coal Ltd	WHC	Australia	Coal Miner	0.47
Mitsui Mining Co Ltd	MMLGF	Japan	Coal Mining Services	0.44
Headwaters Inc.	HW	United States	Coal Conversion/Efficiency Technology	0.41
Freightcar America Inc	RAIL	United States	Coal Transportation	0.38
Fuel Tech Inc	FTEK	United States	Coal Conversion/Efficiency Technology	0.25
Sumitomo Coal Mining Co Ltd	SCLGF	Japan	Coal Miner	0.23
CIC Energy Corp	CIEGF	Canada	Coal Miner	0.18
Sentula Mining Ltd	SNU	South Africa	Coal Miner	0.15
Darma Henwa PT TBK	DEWA	Indonesia	Coal Mining Services	0.14
Coalcorp Mining Inc.	CCJFF	Canada	Coal Miner	0.12

The Index was launched in January 2005 and, accordingly, there is no actual historical data on the Index prior to January 2005. The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through July 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date the closing level of the Index was 6,247.06.

License Agreement

MLPF&S and Stowe Global Indexes, LLC have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S and certain of its affiliates (including ML&Co.), in exchange for a fee, of the right to use certain indices calculated by Stowe Global Indexes, LLC in connection with the issuance and marketing of securities, including the Notes.

The license agreement provides that the following information must be set forth in this term sheet:

“The Notes are not sponsored, endorsed, sold or promoted by Stowe Global Indexes, LLC, ("STOWE"). STOWE makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track the performance of the coal market. STOWE's only relationship to ML&Co. is the licensing of certain service marks and trade names of STOWE and of the Index that is determined, composed and calculated by STOWE without regard to ML&CO. or the Notes. STOWE has no obligation to take the needs of ML&CO. or the owners of the Notes into consideration in determining, composing or calculating the Index. STOWE is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. STOWE has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“STOWE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND STOWE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STOWE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. STOWE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOWE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P’s and its third party licensor’s only relationship to Stowe Global Indexes, LLC is the licensing of certain trademarks, service marks and trade names of S&P and/or its third party licensors and for the providing of calculation and maintenance services related to the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO ITS TRADEMARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.”

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussions under the sections entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement LIRN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale or exchange. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended, might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement LIRN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-4 dated March 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508066920/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.